        Lithia Motors, Inc.
        150 N. Bartlett Street
        Medford, Oregon 97501

September 28, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Tony Watson
Jim Allegretto

Re:    Lithia Motors Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 21, 2020
File No. 1-14733

Dear Mr. Watson and Mr. Allegretto:

This letter responds to the letter dated September 17, 2020, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”) for Lithia Motors, Inc. (“Lithia Motors” or the “Company”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review we have reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2019

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Segments, page 28

1.    The presentation of the subtotal of Total Segment Income in any context other than the ASC 280 required reconciliation in the footnotes to the financial statements represents the presentation of a non-GAAP measure. Refer to Question 104.04 of the Non-GAAP Compliance and Disclosure Interpretations. Please revise your reconciliation or identify Total Segment Income as a non-GAAP measure.

September 28, 2020

Response:
In future filings, the Company will either revise its reconciliation as requested or identify Total Segment Income as a non-GAAP measure and reconcile that disclosure to the most directly comparable GAAP measure.

Note 1. Summary of Significant Accounting Policies
Stock-Based Compensation, page F-12

2.    Please explain to us what you mean when you disclose that the fair value of non-vested stock awards is based on the intrinsic value on the date of grant. We are aware of the definition of intrinsic value in ASC 718-10-20 that a non-vested share may be described as an option on that share with an exercise price of zero. Thus, the fair value of a share is the same as the intrinsic value of such an option on that share.

Response:
The Company currently utilizes restricted stock awards (“RSUs”) as our main form of stock awards, which have an exercise price of zero. Because the fair value of these RSUs at grant date when valued like an option with an exercise price of zero is the same as the intrinsic value, we had disclosed the fair value as equal to the intrinsic value. The Company respectfully submits that in future filings the disclosure will be updated to the following:

“Compensation costs associated with equity instruments exchanged for employee and director services are measured at the grant date, based on the fair value of the award. If there is a performance-based element to the award, the expense is recognized based on the estimated attainment level, estimated time to achieve the attainment level and/or the vesting period. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards. The fair value of non-vested stock awards is based on the closing price of our common stock on the date of grant.”

Note 18. Segments, page F-33

3.    Please tell us your consideration of disclosing total expenditures for each reportable segment for additions to long-lived assets. Refer to ASC 280-10-50-25b.

Response:
The Company observes that, per ASC 280-10-50-25b, a public entity is required to disclose total expenditures for additions to long-lived assets for each reportable segment if the specified amounts are included in the determination of segment assets reviewed by the chief operating decision maker or are otherwise regularly provided to the chief operating decision maker, even if not included in the determination of segment assets.

September 28, 2020

The most significant assets within segment assets for our individual stores, which we have identified as our reporting unit level, are inventories and accounts receivable and do not include property and equipment, operating lease assets, goodwill, franchise value and other non-current assets. These long-term assets are generally reported as a component of Corporate and Other. Our chief operating decision maker (“CODM”), in the review of segment assets, does not regularly review or receive regular reporting on capital expenditures by individual stores. Based on the considerations above, we believe that the disclosure of expenditures for additions to long-lived assets for each reportable segment is not required.

To clarify this matter, we will update our future disclosure to the following:

“We define our chief operating decision maker ("CODM”) to be certain members of our executive management group. Historical and forecasted operational performance is evaluated on a store-by-store basis and on a consolidated basis by the CODM. We derive the operating results of the segments directly from our internal management reporting system. The accounting policies used to derive segment results are substantially the same as those used to determine our consolidated results, excepted for the internal allocation within Corporate and other discussed above. Our CODM does not regularly review capital expenditures on a reporting unit level. Performance measurement of each reportable segment by the CODM are based on several metrics, including earnings from operations. The CODM uses these results, in part, to evaluate the performance of and to allocate resources, mainly associated with expected inventory and working capital requirements, to each of the reportable segments.”

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (541) 618-5724.

Sincerely,

/s/ Tina Miller

Tina Miller
Senior Vice President, Chief Financial Officer

cc:    Edward Impert
Lithia Motors, Inc., Vice President, General Counsel

Christopher Hall
Allison C. Handy
Perkins Coie LLP